UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 27, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  √  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     No  √

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No  √

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  √

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Letter to Superintendency of Securities and Insurance, dated January 26, 2005
SIGNATURES

Securities Register N°0593

Santiago, January 26, 2005

Mr.Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Santiago

Re:	Report on Material Event Appointment of Board Member as Indicated

Dear Sirs:

In accordance with the provisions of Letter C of Paragraph 2.3, Section II of the General Regulation No. 30 of such Superintendency, and insert fourth of Article 32 of Law No. 18,045 regulating public corporations, I hereby inform you that during the ordinary board meeting of Distribución y Servicio D&S S.A. (the “Company”), held on January 25, 2005, Mr. Enrique Ostalé Cambiaso, Chilean, business administration graduate, domiciled on Camino La Loica #5062, municipality of Lo Barnechea, Santiago, was appointed director of the Company which I legally represent. Mr. Ostalé will fill the vacant board member position subsequent to my resignation to such position which took place on August 31, 2004.

Yours sincerely,

Rodrigo Cruz Matta
CEO
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange Electronic Stock Exchange of Chile Valparaíso Stock Exchange New York Stock Exchange, NY Latibex — Madrid Stock Exchange, Spain

Av. Presidente Eduardo Frei Montalva # 8301 — Quilicura
Teléfono : (56-2) 200 5000 — Fax : (56-2) 200 5100
Internet : http://www.dys.cl

1

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: January 27, 2005